Exhibit 99.2

NICE Once Again Leads the WFM Market according to Analyst Firm
DMG Consulting

NICE also achieved the top ranking for product satisfaction

Ra’anana, Israel, April 6, 2015 – NICE Systems (NASDAQ: NICE) today announced that for the eighth consecutive year, it has been recognized as the contact center workforce management (WFM) market leader by DMG Consulting LLC.

In DMG’s 2015 Contact Center Workforce Management Report, NICE is recognized as having the largest market share based on number of seats, with a 23.7 percent share. NICE achieved an impressive 14.8 percent increase in number of seats in 2014. In addition, NICE received the top ranking for Product Satisfaction, based on vendor average, with a score of 4.33 out of 5. This ranking is significant as the results were derived directly from DMG facilitated customer surveys.

“WFM empowers employees by enabling them to actively participate in the scheduling process, which positions them to self-manage their work/life balance. It also engages employees by giving them performance data to motivate the ‘right’ behaviors and results,” said Donna Fluss, president of DMG Consulting. “WFM is in the process of transforming into an engagement tool that can help drive high levels of agent productivity, satisfaction, and retention, while improving quality and reducing the cost of service.”

“Our solutions allow enterprises to engage employees in order to create perfect customer experiences,” said Miki Migdal, President of the NICE Enterprise Product Group. “We remain committed to innovation and to delivering best-in-class workforce productivity tools to our customers, enabling them to optimize their workforce while enhancing the overall customer journey. This helps our customers gain a competitive edge in a highly competitive market. DMG’s recognition of NICE as the 2015 Workforce Management market leader is a testament to our continued success.”

NICE’s Workforce Management solution puts the power of optimization in clients’ hands, enabling them to enhance their contact center performance and back office operations for measurable business value and an exceptional customer experience. NICE’s solution provides the tools to address the complex scheduling and forecasting needs of large multi-site, multi-skill, and multi-channel contact center and back office operations. Solutions are available as hosted, onsite, or SaaS, so customers can choose whichever model makes the most sense for their business.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.